UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            DISTINCTIVE DEVICES, INC.
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    254745 10
                                    ---------
                                 (CUSIP Number)


                                 SANJAY S. MODY
                                ONE BRIDGE PLAZA
                                    SUITE 100
                           FORT LEE, NEW JERSEY 07024
                                  201-363-9922
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JULY 25, 2001
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  254745 10                                PAGE 2  OF  6 PAGES
           ---------                                     -      -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SANJAY S. MODY

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                  PF

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             India

--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
  NUMBER OF
                             4,800,340 shares
   SHARES
                       ---------------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER

  OWNED BY                   -0-
                       ---------------------------------------------------------
    EACH                 9   SOLE DISPOSITIVE POWER

  REPORTING                  950,000 shares
                       ---------------------------------------------------------
 PERSON WITH            10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,800,340 shares

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                  [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27.7%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN

--------------------------------------------------------------------------------


             *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER
             -------------------

     Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 1 amends that certain Schedule 13D, dated February 22, 2001 (the "Initial Schedule") filed by Sanjay S. Mody with respect to the common stock, par value $.05 per share (the "Common Stock"), of Distinctive Devices, Inc., a Delaware corporation (the "Company"). Terms used and not otherwise defined herein shall have the respective meanings set forth in the Initial Schedule. Except as otherwise expressly indicated below, the information provided in the Initial Schedule remains in effect.

ITEM 2.      IDENTITY AND BACKGROUND
             -----------------------

     (c)  Present Principal Occupation: Mr. Mody is the President and CEO of the
          ----------------------------
          Company.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
             -------------------------------------------------

     On each of July 25 and August 9, 2001 Mr. Mody purchased of 100,000 shares of Common Stock at a price of $0.10 per share in a placement from EagleView Technologies, Inc. ("EagleView"). He paid the purchase price with his personal funds.

ITEM 4.      PURPOSE OF THE TRANSACTION
             --------------------------

     On July 10, 2001, EagleView agreed to sell Mr. Mody 800,000 shares of common stock of the Company at ten cents per share for an aggregate of $80,000, in 100,000 share increments, over eight separate dates, from July 25, 2001 to November 10, 2001. Mr. Mody has entered into this arrangement and is acquiring these additional shares of Common Stock with the intention of expanding his interest in the Company.

     On May 15, 2001, the Company's Board of Directors elected Mr. Mody as President, Treasurer, and Chief Executive Officer of the Company. He has served as a member of the Board of Directors of the Company since November 2000. It has been and continues to be Mr. Mody's intention to take an active role in the Company's future.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER
             ------------------------------------

     (a) Mr. Mody beneficially owns 4,800,340 shares of Common Stock, consisting of (i) 950,000 shares owned directly (the "Mody Shares") and (ii) 3,850,340 shares under the EagleView Proxy (the "EagleView Shares"). The Mody Shares together with the EagleView Shares and the Option Shares represent approximately 27.7% of the issued and outstanding shares of Common Stock of the Company, based upon 17,345,864 shares issued and outstanding as of April 30, 2001 (as reported in the Company's Form 10-QSB for the fiscal quarter ended March 31, 2001).

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS
             --------------------------------

             No.      Description
             ---      -----------
             3.       Purchase Agreement, dated July 10, 2001, between EagleView
                      Technologies, Inc. and Sanjay Mody.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         /s/ Sanjay S. Mody
                                         ---------------------------------------
Dated:  November 30, 2001                           Sanjay S. Mody